# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOCKET MOBILE, INC., CIK 0000944075
CUSIP: 83368E200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475
Date of event which requires filing of this statement: 05/30/2025
Amends the filing with accession number 0000944075-23-000041
Filed by CIK 0001192160
Persons authorized to receive notices and communications: Lynn Zhao, 40675 Encyclopedia Cir., Fremont, California (CA), 94538, 5109333016

## Reporting persons
- MILLS KEVIN J (CIK 0001192160): type of reporting person: individual (IN); citizenship or place of organization: Ireland (L2); source of funds: personal funds (PF); sole voting power 951,660; sole dispositive power 951,660; aggregate amount beneficially owned 951,660 (11% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SOCKET MOBILE, INC.
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475

## Item 2. Identity and Background
Name of person filing: There have been no material changes to the information previously reported in Item 2 of the Schedule 13D, as amended.
Residence or business address: There have been no material changes to the information previously reported in Item 2 of the Schedule 13D, as amended.
Present principal occupation or employment: There have been no material changes to the information previously reported in Item 2 of the Schedule 13D, as amended.
Criminal convictions in the last five years: There have been no material changes to the information previously reported in Item 2 of the Schedule 13D, as amended.
Civil proceedings (securities laws) in the last five years: There have been no material changes to the information previously reported in Item 2 of the Schedule 13D, as amended.
Citizenship: There have been no material changes to the information previously reported in Item 2 of the Schedule 13D, as amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The ownership of shares of Common Stock previously reported in the Original Schedule 13D is hereby amended to include the following transactions.

The shares of Common Stock and securities convertible or exercisable into shares of Common Stock beneficially owned by the Reporting Person were received as employment compensation or acquired from the Company in private placement transactions. See Item 5 for information relating to the Reporting Person's transactions in the Common Stock during the period covered by this Amendment.

2025 Convertible Note Financing

On May 30, 2025, the Mills Trust purchased a convertible subordinated secured promissory note from the Issuer in the principal amount of $250,000. The 2025 Note carries a 10% annual interest rate and has a maturity date of May 30, 2028. The principal amount of the 2025 Note is convertible at the option of the holder into a maximum of 233,644 shares of Common Stock at any time on or prior to the maturity date. The Mills Trust used its own funds to purchase the 2025 Note. Mr. Mills is the beneficial owner of the 2025 Note and has the sole power to dispose or direct the disposition of the 2025 Note.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition of the 2025 Note by the Mills Trust was for investment purposes only. As of the date of this statement, Mr. Mills has no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Mr. Mills is a director of the Issuer, and this Amendment, the disclosures herein, and any future amendments hereto are not intended to, and do not, make disclosures with respect to transactions in which the Issuer may engage to which Mr. Mills is not a party or other matters that Mr. Mills may learn of or be involved with in his capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Mills is the beneficial owner of 951,660 shares of Common Stock consisting of (i) 182,444 shares of Common Stock held by the Mills Trust, (ii) up to 119,863 shares of Common Stock issuable to the Mills Trust upon conversion of the convertible subordinated secured promissory note purchased by the Mills Trust on August 31, 2020 (the 2020 Note), (iii) up to 373,133 shares of Common Stock issuable to the Mills Trust upon conversion of the convertible subordinated secured promissory note purchased by the Mills Trust on May 26, 2023 (the 2023 Note), (iv) up to 233,644 shares of Common Stock issuable to the Mills Trust upon conversion of the 2025 Note, and (v) up to 42,575 shares of Common Stock issuable pursuant to stock options held by Mr. Mills that are exercisable within 60 days of the date of this filing.
Such shares of Common Stock, collectively, represent 10.95 % of the 8,690,977 shares of Common Stock deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by Mr. Mills pursuant to SEC Rule 13d-3(d)(1) (i), and which consists of (i) 7,921,761 shares of Common Stock outstanding as of June 2, 2025 and (ii) 769,216 shares of Common Stock issuable upon conversion of the 2020 Note, 2023 Note and 2025 Note and exercise of the stock options described above.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Mills has sole power to vote and dispose of all shares of Common Stock beneficially owned by Mr. Mills.
Transactions in the class effected during the past sixty days:
Date Type of Transaction Number of Shares Price per Share Transaction Type Notes
8/14/2023 Gift 45,000 Gift to family member
12/1/2023 Sale 2,000 $1.3645 Sale under 10b5-1 plan adopted 05/22/23
12/1/2023 Sale 2,000 $1.3674 Sale under 10b5-1 plan adopted 05/22/23
12/1/2023 Sale 2,000 $1.3044 Sale under 10b5-1 plan adopted 05/22/23
12/1/2023 Sale 2,000 $1.1992 Sale under 10b5-1 plan adopted 05/22/23
12/1/2023 Sale 459 $1.1496 Sale under 10b5-1 plan adopted 05/22/23
3/15/2024 Restricted Stock Grant 30,000 Grant under 2004 Equity Incentive Plan
6/28/2024 Gift 100,000 Gift to family member
2/1/2025 Restricted Stock Cancelled (30,000) Forfeited due to unmet performance goals
2/1/2025 Restricted Stock Grant 67,237 Grant under 2004 Equity Incentive Plan
Other persons with the right to receive dividends or sale proceeds: not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Mills has entered into a revocable trust agreement for estate planning purposes that governs his beneficial ownership and voting and dispositive power over the holdings of the Mills Trust. Pursuant to the revocable trust agreement, Mr. Mills may also revoke the trust at his sole discretion.

Mr. Mills currently holds stock options to purchase an aggregate of 157,200 shares of Common Stock, of which options to purchase 42,575 shares are exercisable within 60 days of the date of this filing.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/944075/000094407525000029/ex10_1.htm

## Signatures
- MILLS KEVIN J: Kevin Mills, Kevin Mills / Reporting Person (06/03/2025)